EXHIBIT 12.1

TrueBlue, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Twenty-six weeks ended	Year Ended December
	June 26, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations	$30,697	$81,844	$60,937	$54,605	$49,324	$29,162
Fixed charges	2,762	4,191	1,923	1,791	1,870	2,193
Total earnings	$33,459	$86,035	$62,860	$56,396	$51,194	$31,355

Fixed charges:
Interest expense	$2,048	$3,156	$1,248	$1,131	$1,207	$1,515
Interest component of rent expense	714	1,035	675	660	663	678
Total fixed charges	$2,762	$4,191	$1,923	$1,791	$1,870	$2,193
Ratio of earnings to fixed charges (1)	12.1	20.5	32.7	31.5	27.4	14.3

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings equals (a) earnings from continuing operations before income taxes plus (b) fixed charges. Fixed charges equals (x) interest expense plus (y) the portion of rental expense, which management believes is representative of the interest component of rent expense.